CUSIP No. 223767104	Page 1 of 22 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

COWLITZ BANCORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

223767104
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 223767104	Page 2 of 22 Pages

1.	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 75,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 75,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 3 of 22 Pages

1.	NAME OF REPORTING PERSON Financial Edge — Strategic Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 42,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 42,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 4 of 22 Pages

1.	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 50,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 50,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 5 of 22 Pages

1.	NAME OF REPORTING PERSON PL Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 196,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 196,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 6 of 22 Pages

1.	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 50,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 50,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 7 of 22 Pages

1.	NAME OF REPORTING PERSON PL Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 248,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 248,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 8 of 22 Pages

1.	NAME OF REPORTING PERSON John W. Palmer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER 248,000

	9.	SOLE DISPOSITIVE POWER

	10.	SHARED DISPOSITIVE POWER 248,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 223767104	Page 9 of 22 Pages

1.	NAME OF REPORTING PERSON Richard J. Lashley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 100

	8.	SHARED VOTING POWER 248,000

	9.	SOLE DISPOSITIVE POWER 100

	10.	SHARED DISPOSITIVE POWER 248,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 223767104	Page 10 of 22 Pages

1.	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 2,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 2,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ‹0.1%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. 223767104	Page 11 of 22 Pages

1.	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 79,000

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 79,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|x|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 223767104	Page 12 of 22 Pages

Item 1.	Security and Issuer

          This initial Schedule 13D relates to the common stock, no par value (“Common Stock”), of Cowlitz Bancorporation (the “Company” or “Cowlitz”). The address of the principal executive offices of the Company is 927 Commerce Avenue, Longview, Washington 98632.

Item 2.	Identity and Background

          This Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund");

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic");

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership ("Focused Fund");

•	PL Capital Offshore, Ltd., a Cayman Islands company ("PL Capital Offshore");

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund ("PL Capital");

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to PL Capital Offshore, Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P.;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP");

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC");

•	John W. Palmer and Richard J. Lashley, as (1) Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and (2) members of the Board of Directors of PL Capital Offshore; and

•	Richard J. Lashley, individually.

                (a)-(c)        This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

CUSIP No. 223767104	Page 13 of 22 Pages

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and (B) PL Capital Advisors, the investment advisor for Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore. Messrs. Lashley and Palmer are also members of PL Capital Offshore’s Board of Directors;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC, the General Partner of Goodbody/PL LP and (B) PL Capital Advisors, the investment advisor for Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Lashley individually.

                The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

                The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands. PL Capital Offshore is an investment company.

                The home address of Mr. Lashley is 2 Trinity Place, Warren, New Jersey 07059.

                The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

                (d)      During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)      During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                (f)      Each natural person who is a member of the PL Capital Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

                In aggregate, the Group owns 248,100 shares of Common Stock of Cowlitz Bancorporation acquired at an aggregate cost of $3,265,800.

CUSIP No. 223767104	Page 14 of 22 Pages

                The amount of funds expended by Financial Edge Fund to acquire the 75,000 shares of Common Stock it holds in its name was $986,215. Such funds were provided from Financial Edge Fund’s available capital.

                The amount of funds expended by Financial Edge Strategic to acquire the 42,000 shares of Common Stock it holds in its name was $552,285. Such funds were provided from Financial Edge Strategic’s available capital.

                The amount of funds expended by Focused Fund to acquire the 79,000 shares of Common Stock it holds in its name was $1,042,182. Such funds were provided from Focused Fund’s available capital.

                The amount of funds expended by PL Capital Offshore to acquire the 2,000 shares of Common Stock it holds in its name was $26,309. Such funds were provided from PL Capital Offshore’s available capital.

                The amount of funds expended by Goodbody/PL LP to acquire the 50,000 shares of Common Stock it holds in its name was $657,480. Such funds were provided from Goodbody/PL LP’s available capital.

                The amount of funds expended by Mr. Lashley to acquire the 100 shares of Common Stock he holds in his name was $1,329. Such funds were provided from Mr. Lashley’s personal funds.

                Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Banc of America Securities Corp., if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

                The PL Capital Group owns 5.0% of the Company, based upon the Company’s aggregate outstanding 4,950,975 shares of Common Stock. PL Capital Group’s intent is to influence the policies of the Company and assert PL Capital’s shareholder’s rights, with a goal of maximizing the long term value of the Common Stock. In this regard, PL Capital Group is aware that Cowlitz recently received an offer to buy the Company for $15.00 per share in cash from an existing Cowlitz shareholder, Crescent Capital, and that Cowlitz rejected the offer as “significantly inadequate from a financial point of view.” (See Cowlitz’s September 15, 2007 press release.) Based upon publicly available data, the PL Capital Group shares the Company’s view that the Crescent Capital offer of $15.00 per share is inadequate, but the PL Capital Group does not agree with Cowlitz’s assertion that “it is not in the best interests of shareholders to pursue a sale of the Company at this time” (See Cowlitz’s September 5, 2007 press release). If the Company’s board of directors believes that $15.00 is significantly inadequate, it should have an objective and reliable basis for making that claim. Further, we firmly believe that rather than simply rejecting the offer, the Company should provide Crescent Capital and any other bona fide potential acquirer with the information and projections that support the Company’s assertion that Cowlitz is worth more, in hopes that a financially adequate offer can be obtained. The shareholders of Cowlitz can then decide for themselves whether an offer to acquire Cowlitz is in their best interests.

CUSIP No. 223767104	Page 15 of 22 Pages

                Members of the PL Capital Group may make further purchases of shares of Common Stock, although it has no present intention of acquiring more than 9.9% of the Common Stock. Members of the PL Capital Group may dispose of some or all the shares of Common Stock held by them.

                To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

                The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 4,950,975, reported as the number of outstanding shares as of July 31, 2007 on the Company’s Form 10-Q filed August 14, 2007.

                The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund purchased 75,000 shares of Common Stock on September 6, 2007 at a price of $13.10 for a total cost of $986,215.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

CUSIP No. 223767104	Page 16 of 22 Pages

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

(c)	Financial Edge Strategic purchased 42,000 shares of Common Stock on September 6, 2007 at a price of $13.10 for a total cost of $552,285.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic over the shares of Common Stock that Financial Edge Strategic holds.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund purchased 75,000 shares of Common Stock on September 6, 2007 at a price of $13.10 for a total cost of $986,215; 2,900 shares of Common Stock on October 4, 2007 at a price of $13.88 for a total cost of $40,403; 600 shares of Common Stock on October 8, 2007 at a price of $14.14 for a total cost of $8,509; and 500 shares of Common Stock on October 9, 2007 at a price of $14.00 for a total cost of $7,025.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund over the shares of Common Stock that Focused Fund holds.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore purchased 2,000 shares of Common Stock on September 6, 2007 at a price of $13.10 for a total cost of $26,309.

CUSIP No. 223767104	Page 17 of 22 Pages

(d)	PL Capital Advisors is the investment advisor for PL Capital Offshore. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, and members of the Board of Directors of PL Capital Offshore, they have the power to direct the affairs of PL Capital Offshore. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Offshore over the shares of Common Stock that PL Capital Offshore holds.

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP purchased 50,000 shares of Common Stock on September 6, 2007 at a price of $13.10 for a total cost of $657,480.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)	PL Capital Advisors

(a)-(b)	See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. In addition, Mr. Palmer and Mr. Lashley are members of PL Capital Offshore’s Board of Directors. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with PL Capital Advisors over the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Offshore and Goodbody/PL LP.

CUSIP No. 223767104	Page 18 of 22 Pages

(H)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the General Partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Goodbody/PL LLC over the shares of Common Stock held by Goodbody/PL LP.

(I)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer has made no purchases or sales of Common Stock in the past 60 days.

(J)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley purchased 100 shares of Common Stock on September 13, 2007 at a price of $13.19 for a total cost of $1,327.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Offshore, PL Capital Advisors is entitled to a portion of profits, if any.

                Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 223767104	Page 19 of 22 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 223767104	Page 20 of 22 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 9, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 223767104	Page 21 of 22 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

CUSIP No. 223767104	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

EXHIBIT 1

JOINT FILING AGREEMENT

                Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: October 9, 2007

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Advisor
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John W. Palmer	/s/ Richard J. Lashley
John W. Palmer	Richard J. Lashley
Managing Member	Managing Member

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley